COMMENTS RECEIVED ON 03/26/2024

FROM Kim McManus

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Income Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 120 & 123

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add foreign currency as a type of exposure the fund may seek through derivatives.

R:

The fund’s principal investment strategies disclosure will be adjusted as noted below (new disclosure is underlined):

Fund Summary – Principal Investment Strategies

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), forwards and futures contracts – and forward-settling securities, to adjust the fund's risk exposure and/or to manage liquidity.”

Investment Details – Principal Investment Strategies

“The fund may engage in transactions that have a leveraging effect, including investments in derivatives, regardless of whether it may own the asset, instrument, currency, or components of the index underlying the derivative, and forward-settling securities. The fund may invest a significant portion of its assets in these types of investments. As a result, the fund’s investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund’s derivative investments may include interest rate swaps, total return swaps, credit default swaps, forwards (including forward foreign currency exchange contracts) and futures contracts (both long and short positions) on securities and indexes. The fund may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.”

2)

“Trustees and Officers” (SAI)

“Mr. Segaloff also serves as AML Officer of other funds. Mr. Segaloff is a Vice President (2022-present) and is an employee of Fidelity Investments. Mr. Segaloff serves as Anti Money Laundering Compliance Officer or Anti Money Laundering/Bank Secrecy Act Compliance Officer of certain Fidelity entities.”

C:

The Staff requests we disclose Brett Segaloff’s occupation for the prior 5 years.

R:

The following footnote will be anchored within the “Advisory Board Members and Officers” portion of the “Trustees and Officers” section:

“+ The information includes principal occupation during the last five years.”